Exhibit 99.1

Summary of Consolidated Financial Results for Fiscal Year

Ended December 2018 (based on Japanese Accounting Standards)

February 14, 2019

Name of Listed Company	Pepper Food Service Co., Ltd.
Stock exchange of listing	TSE
Code	3053
URL	http://www.pepper-fs.co.jp
Representative’s Name	(Job Title) President & CEO (Name) Kunio Ichinose
Point of contact for inquiries	(Job Title) Head of General Affairs Department (Name) Ichiro Yasuda (TEL) 03 (3829) 3210

Scheduled date of Ordinary General Meeting of Shareholders	March 28, 2019
Scheduled start date for dividend payments	March 29, 2019
Securities report filing date	March 28, 2019
Are there any supplementary notes to the financial results? (Yes or No):	Yes/No
Is there a briefing meeting for the financial results? (Yes or No):	Yes/No

(rounded down to the nearest million yen)

1.	Consolidated Results for Fiscal Year ended December 2018 (January 1, 2018 – December 31, 2018)

(1)	Consolidated Operating Results

	(% indicates Year-on-Year change)
	Net Sales		Operating income		Ordinary Income		Net Income Attributable to Parent Company Shareholders
	million yen	%	million yen	%	million yen	%	million yen	%
FY 12/2018	63,509	75.3	3,863	68.1	3,876	66.9	(121)	—
FY 12/2017	36,229	62.2	2,298	139.8	2,322	138.7	1,332	132.6

(Ref.) Comprehensive Income: FY 12/2018 (146) million yen (—%); FY 12/2017 1,336 million yen (131.5%)

	Net earnings per share	Diluted net earnings per share	Net income vs equity capital	Ordinary income vs total assets	Operating income vs net sales
	Yen	Yen	%	%	%
FY 12/2018	(5.87)	—	—	18.6	6.1
FY 12/2017	66.13	62.32	38.1	18.6	6.3

(Note)	1. 2.	“Diluted net EPS” has not been stated for FY 12/2018 because, despite the fact that latent shares exist, there is a net loss per share.
	3.	“Equity Capital/Net Income Ratio” has not been stated for FY 12/2018 because a net loss was attributed to shareholders of the parent for the period.

(2)	Consolidated Financial Condition

	Total assets	Net Assets	Equity Capital Ratio	Net Assets per Share
	million yen	million yen	%	Yen
FY 12/2018	25,993	3,745	13.6	170.18
FY 12/2017	15,798	4,286	26.7	204.43

(Ref.)	Equity capital: FY 12/2018 3,542 million yen; FY 12/2017 4,215 million yen
(Note)

On September 1, 2017, there was a stock split, whereby one share of common stock was split into two shares. “Net Assets per Share” have been calculated on the assumption that the stock split was conducted at the start of the previous fiscal year.

(3)	Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents Closing balance
	million yen	million yen	million yen	million yen
FY 12/2018	6,470	(6,301)	2,209	6,732
FY 12/2017	4,044	(3,235)	1,205	4,364

2.	Dividends

						Amount paid in dividends (Total)	Dividend payout ratio (Consolidated)	Net asset/dividend ratio (Consolidated)
	Annual dividends
	End 1Q	End 2Q	End 3Q	End FY	Total
	Yen	Yen	Yen	Yen	Yen	million yen	%	%
FY 12/2017	—	20.00	—	15.00	—	510	37.8	14.5
FY 12/2018	—	15.00	—	15.00	30.00	624	—	16.0
FY 12/2019 (forecast)	—	15.00	—	15.00	30.00		17.9

(Note)	1.	Breakdown of interim dividend paid at the end of 2Q FY 12/2017: ordinary dividend 10 yen; dividend to celebrate listing on TSE Second Section 10 yen.
		Breakdown of final dividend paid at the end of FY 12/2017: ordinary dividend 5 yen; dividend to celebrate listing on TSE First Section 10 yen.
	2.	(Note) On September 1, 2017, there was a stock split, whereby one share of common stock was split into two shares. The results for the end of 2Q FY 12/2017 show the amount of dividends prior to the stock split.
	3.	“Dividend Payout Ratio” has not been stated for FY 12/2018 because a net loss was attributed to shareholders of the parent for the period.

3.	Forecasted Consolidated Results for Fiscal Year ended December 2019 (January 1, 2019 – December 31, 2019)

	(“%” indicates the net change in comparison with the previous year for full year figures, and the net change in comparison with the same quarter of the previous year for 2Q cumulative figures)
	Net sales		Operating income		Ordinary Income		Net Income Attributable to Parent Company Shareholders		Net earnings per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
2Q (Cumulative Total)	42,187	50.8	1,867	25.2	1,888	27.5	1,069	49.5	51.40
Full year	93,562	47.3	5,594	44.8	5,637	45.4	3,493	—	167.80

*	Notes

(1)	Changes in significant subsidiaries during the fiscal year (changes in specified subsidiaries resulting in a change in the scope of consolidation) : Yes/No

New	— Company	(Company Name);	Removed	— Company	(Company Name)

(2)	Changes in accounting principles and estimates, and retrospective restatement

① Changes in accounting principles due to revision of accounting standards	: Yes/No
② Changes other than those in ①	: Yes/No
③ Changes in accounting estimates	: Yes/No
④ Retrospective restatement	: Yes/No

(3)	Number of shares outstanding (common stock)

① Shares outstanding (including treasury stock)	FY 12/2018	20,818,200 shares	FY 12/2017	20,620,200 shares
② Treasury stock at FY end	FY 12/2018	220 shares	FY 12/2017	220 shares
③ Average number of shares outstanding	FY 12/2018	20,754,843 shares	FY 12/2017	20,148,700 shares

(Note)	On September, 1 2017, there was a stock split, whereby one share of common stock was split into two shares. The number of shares has been calculated on the assumption that the stock split was conducted at the start of the previous fiscal year.

(Ref.)	Summary of Non-consolidated Results

1.	Non-consolidated Results for Fiscal Year ended December 2018 (January 1, 2018 – December 31, 2018)

(1)	Non-consolidated Operating Results

	(% indicates Year-on-Year change)
	Net sales		Operating income		Ordinary income		Net income
	million yen	%	million yen	%	million yen	%	million yen	%
FY 12/2018	62,650	74.4	4,784	82.9	4,798	80.7	(530)	—
FY 12/2017	35,926	60.8	2,616	157.9	2,655	157.0	1,667	163.2

	Net earnings per share	Diluted net earnings per share
	Yen	Yen
FY 12/2018	(25.57)	—
FY 12/2017	82.75	77.97

(Notes)	1.	On September 1, 2017, there was a stock split, whereby one share of common stock was split into two shares. “Net EPS” and “Diluted Net EPS” have been calculated on the assumption that the stock split was conducted at the start of the previous fiscal year.
	2.	“Diluted net EPS” has not been stated for FY 12/2018 because, despite the fact that latent shares exist, there is a net loss per share.

(2)	Non-consolidated Financial Condition

	Total assets	Net Assets	Equity Capital Ratio	Net Assets per Share
	million yen	million yen	%	Yen
FY 12/2018	25,614	3,745	13.8	170.18
FY 12/2017	15,988	4,674	28.8	223.21

(Ref.)	Equity capital: FY 12/2018 3,542 million yen; FY 12/2017 4,602 million yen
(Note)	On September 1, 2017, there was a stock split, whereby one share of common stock was split into two shares. “Net Assets per Share” have been calculated on the assumption that the stock split was conducted at the start of the previous fiscal year.

2.	Forecasted Non-consolidated Results for Fiscal Year ended December 2019 (January 1, 2019 – December 31, 2019)

	(“%” indicates the net change in comparison with the previous year for full year figures, and the net change in comparison with the same quarter of the previous year for quarterly figures)
	Net sales		Ordinary income		Net income		Net earnings per share
	million yen	%	million yen	%	million yen	%	Yen
2Q (Cumulative Total)	41,464	50.0	2,245	15.1	1,427	20.4	68.56
Full year	92,311	47.3	6,083	26.8	3,939	—	189.22

*	The Summary of Financial Results is not audited by a Certified Public Accountant or an auditing firm.
*

Statement regarding the appropriate use of operating forecasts and other special notes The forward-looking statements in this report are based on information currently available to the Company and certain assumptions which are regarded as legitimate, and actual results and similar may vary significantly due to various different factors. Please refer to Page 4 “1. Overview of Operating Results (4) Future Prospects” for details of the conditions that form the assumptions for our business forecasts, as well as notes on the use of business forecasts, etc.

1.	Overview of Operating Results, etc.

(1)	Overview of Current Operating Results

In the fiscal year ended December 31, 2018, the Japanese economy saw a gentle boost as corporate earnings slightly increased on the back of a relatively strong global economy, despite the fact that personal consumption showed a temporary downturn due to natural disasters such as earthquakes and heavy rainfall. However, concerns about the future continue, as many problems remain unresolved-problems such as the trade friction between the US and China, and Britain’s exit from the EU.

In the food service sector, there has been an increase in the pro-active recruitment of foreign workers as a new offensive to compensate for the recent shortage of personnel; however, conditions have remained difficult with soaring energy prices and labor costs, etc.

Given this situation, based on the fundamental principle that “The future shines ever brighter for those who face a challenge with a smile,” our Group engaged in business expansion initiatives that aimed to open 18 new Pepper Lunch stores and 200 new stores in the Ikinari! Steak business (80 directly managed and 120 FC). We have also been working on enhancing our organizational structure to allow us to continue to provide safe and secure products to customers.

Moreover, on September 27, 2018, Pepper Food Service became the first Japanese food service company to list an American Depositary Receipt (ADR).

Net sales at domestic stores were steady and we were able to meet projections for new store openings. Non-consolidated performance for the fiscal year saw net sales of 62,650 million yen (up 74.4% YoY); operating income of 4,784 million yen (up 82.9% YoY); and ordinary income of 4,798 million yen (up 80.7% YoY). We recorded extraordinary losses on a subsidiary consisting of 611 million yen in unrealized losses on subsidiary stock; 1,919 million yen in provisions for doubtful accounts; and 1,268 million in provisions for losses on debt guarantees. This resulted in a net loss of 530 million yen for the fiscal year under review (compared with a net profit of 1,667 million yen for the previous fiscal year.)

In consolidated results we recorded impairment losses of 1,158 million yen and allowances for business structure improvements of 1,310 million yen in the US as extraordinary losses; the purpose is to ensure improvements in performance through early withdrawal from unprofitable stores operated by US subsidiaries that are not expected to make a profit foreseeable future.

In FY 2019, we intend to close seven out of the eleven stores operated by subsidiaries, change two that are in good locations to our Pepper Lunch business line, which has a proven track record in Los Angeles, and continue operation of the two profitable stores as Ikinari! Steak premises. In addition, we have plans to open a new Pepper Lunch store in Las Vegas.

As a result, consolidated performance in the fiscal year under review was as follows: net sales of 63,509 million yen (up 75.3% YoY); operating income of 3,863 million yen (up 68.1% YoY); ordinary income of 3,876 million (up 66.9% YoY); and net losses attributable to shareholders of the parent company of 121 million yen (vs. net income attributable to shareholders of the parent company of 1,332 million yen the previous fiscal year).

Performance results for each business segment are as follows.

1)	Pepper Lunch Business

Pepper Lunch exhibited at the FC Show in January (31/1 – 2/2) in a bid to promote participation in the franchise. In April we introduced the “d POINT” points service run by NTT DoCoMo Inc., and to celebrate we presented original Pepper Lunch d POINT cards with special offers such as a free soft drink, etc. to the first 100,000 members. From November we started delivery services in our Ikinari! Steak business and have gradually been increasing the stores that offer this service.

In terms of Pepper Lunch overseas operations, in January we opened the first Pepper Lunch store in the mainland US in Los Angeles.

Net sales in Pepper Lunch overseas operations reached 373 million yen (up 7.4% YoY); this was from the sale of equipment, etc. that accompanied the opening of new stores, as well as income from royalties, etc.

As a result, for the fiscal year under review, (consolidated) net sales increased to 7,654 million yen (up 8.3% YoY), and operating income rose to 1,348 million yen (up 1.7% YoY). In addition, there were 56 new store openings (of which 39 were overseas), bringing the total number of stores for the whole Pepper Lunch business to 470.

2)	Restaurant Business

In the restaurant business, we have been working to improve sales and profits in existing stores through initiatives such as campaigns to increase the amount of steak consumed, introduction of seasonal products on the menu, and time-limited thanksgiving fairs, etc., as sales promotions for individual stores in each of the business lines; namely “Sumiyaki Steak Kuni” in the steak line, “Kodawari Tonkatu Katsukitei” in the pork cutlet line, and “Gyutan Sendai Natori” in the tender beef line.

However, the segment has also been affected by store closures and changes in business lines, leading to (consolidated) net sales for the fiscal year of 1,513 million yen (down 27.2% YoY), and income for the segment of 105 million yen (down 33.4% YoY). There ended up being 16 stores in the restaurant business.

3)	Ikinari! Steak Business

In the Ikinari! Steak business, we implemented a number of initiatives such as collaborative campaigns with various movies including “Avengers: Infinity War” and “Bohemian Rhapsody,” a mileage link with Japan Airlines Ltd. (JAL) (whereby 9,000 JAL air miles could be exchanged for meat money coupons worth 10,000 yen), a coupon campaign with ZOZO Co., Ltd.’s “ZOZOTOWN” (10/9 – 30/9), and the sale of “Dekara Age Kun” in a product collaboration with Lawson Co., Ltd.

Furthermore, in November we challenged the Guinness World Record for “the most beef steak meals sold in a restaurant in 24 hours.” We provided 1,734 meals to achieve the World Record.

In December we conducted a “Big New Year’s Thank You Campaign” to celebrate the 200 store openings and 47 prefectural store openings throughout the year.

As a result, for the fiscal year under review, consolidated net sales increased to 54,131 million yen (up 100.4% YoY), and income for the segment rose to 5,311 million yen (up 111.2% YoY). In addition, there were 211 new store openings (of which 9 were overseas), bringing the total number of stores for the whole Ikinari! Steak business to 397.

4)	Product Sales Business

In the Product Sales Business, there were aggressive on-line sales of “frozen hamburgers,” “frozen Pepper rice,” and “Ikinari! Steak Sets” for the whole family to enjoy. Also, there were strong sales from “Ikinari! Sauce,” “Ikinari! Steak’s Beef & Garlic Pilaf,” and royalty income from snacks, etc. sold in collaboration with Ikinari! Steak.

As a result, for the fiscal year under review, (consolidated) net sales increased to 209 million yen (up 170.4% YoY), and income for the segment rose to 23 million yen (up 444.3% YoY).

(2)	Overview of Current Financial Circumstances

Total assets were 25,993 million yen at the end of the fiscal year, 10,194 million yen higher than at the end of the previous fiscal year. This was largely attributable to a 2,337 million yen increase in cash & deposits; a 1,331 million yen increase in accounts receivable – trade; a 198 million yen increase in products; a 482 million yen increase in accounts receivable; a 3,924 million yen increase in property, plant and equipment; and a 743 million yen increase in security deposits and guarantees.

Total liabilities were 22,247 million yen, 10,735 million yen higher than at the end of the previous fiscal year. This was largely attributable to a 2,673 million yen increase in accounts payable – trade; a 2,670 million yen increase in loans payable; a 1,046 million yen increase in accounts payable; a 726 million yen increase in income taxes payable; a 734 million yen increase in deposits received; and a recorded 1,519 million yen in allowances for improvements in the business structure.

Net assets were 3,745 million yen, 540 million yen lower than at the end of the previous fiscal year. This was largely due to the fact that net losses attributable to shareholders of the parent company of 121 million yen were recorded, there was a decrease of 621 million yen due to distributions from surplus, and the fact that capital stock and capital reserves each increased by 47 million yen due to the exercise of stock acquisition rights. Furthermore, the equity capital ratio fell 13.1 points to 13.6% compared to the end of the previous fiscal year.

(3)	Overview of Current Cash Flows

Cash and cash equivalents (hereinafter “funds”) were 6,732 million yen at the end of the fiscal year, 2,368 million yen higher than at the end of the previous fiscal year. The various cash flows, and the reasons behind them, are as follows

Cash flows from operating activities

Funds of 6,470 million yen were obtained as a result of operating activities (compared with 4,044 million yen obtained the previous fiscal year). This was mainly attributable to 1,661 million yen recorded as income before income taxes; 1,270 million yen recorded as depreciation & amortization expenses; 1,234 million yen recorded as impairment losses; 1,310 million yen recorded as allowances for business structure improvements; 333 million yen recorded as gains on the sale of property, plant and equipment; an increase of 1,331 million yen in notes and accounts receivable – trade; an increase of 294 million yen in inventories; an increase of 2,673 million yen in notes and accounts payable – trade; an increase of 421 million yen in accounts payable; an increase of 403 million yen in accrued expenses; an increase of 727 million yen in deposits received; and 1,255 million yen in income taxes paid.

Cash flows from investing activities

Funds of 6,301 million yen were used as a result of investing activities (compared with 3,235 million yen used the previous fiscal year). This was mainly attributable to 5,958 million yen spent in the acquisition of property, plant and equipment; 969 million yen spent on the supply of security deposits and guarantees; 683 million yen in income from the receipt of guarantee deposits; and 763 million yen spent on construction assistance funds.

Cash flows from financing activities

Funds of 2,209 million yen were obtained as a result of financing activities (compared with 1,205 million yen obtained the previous fiscal year). This was mainly attributable to 4,507 million yen in income from long-term loans payable; 1,836 million yen spent on the repayment of long-term loans; 94 million yen in income from the issue of shares; and 621 million yen spent on the payment of dividends.

Cash Flow Indicators

Trends in the Group’s cash flow indicators are described below.

	FY 12/2016	FY 12/2017	FY 12/2018
Equity Capital Ratio (%)	30.1	26.7	13.6
Equity Capital Ratio based on Market Value (%)	128.1	656.5	230.8
Interest-bearing Debt to Cash Flow Ratio (annual)	0.8	0.6	0.6
Interest Coverage Ratio (X)	146.1	298.8	236.1

(Note)	1.	The formulae used to calculate the above indicators are described below.
		Equity Capital Ratio: Equity Capital/Total Assets
		Equity Capital Ratio based on Market Value: Total Market Value of Stock/Total Assets
		Interest-bearing Debt to Cash Flow Ratio: Interest Bearing Debt/Cash Flow
		Interest Coverage Ratio: Cash Flow/Interest Paid
	2.	Cash Flow uses the figures for “Cash Flow from Operating Activities” on the Consolidated Cash Flow Statement.
		Interest-bearing Debt includes all debt on which interest is paid as recorded under “Liabilities” on the Consolidated Balance Sheet. Interest Paid uses the figures for “Amount of Interest Paid” on the Consolidate Cash Flow Statement.

(4)	Future Prospects

Given that the Company has set annual targets of 25 new stores for the Pepper Lunch business and 210 new stores for the Ikinari! Steak business, we expect the forecast for consolidated results for the fiscal year to be: net sales of 93,562 million yen (up 47.3% YoY); operating income of 5,594 million yen (up 44.8% YoY); ordinary income of 5,637 million yen (up 45.4% YoY); and net income attributable to shareholders of the parent company of 3,493 million yen (compared with a net loss attributable to shareholders of the parent company of 121 million yen in the previous fiscal year).

(5)	Basic Principles regarding the Distribution of Profits and Dividends for the Current Period and Next Period

It is the Company’s basic principle to continue to secure internal reserves and make comprehensive decisions on financial conditions, business performance, and other general management matters in preparation for future business developments, and to continue to implement stable dividends, while paying out dividends from surplus twice a year in the form of an interim dividend and a year-end dividend. These dividends from surplus are decided by the General Meeting of Shareholders in the case of the year-end dividend, and by the Board of Directors in the case of the interim dividend.

Based on the principles outlined above, the annual dividend for the current fiscal year will be 30 yen. This is the total of the year-end dividend, which has been set at 15 yen per share, plus the interim dividend of 15 yen, which has already been paid out. We also expect the annual dividend for the next fiscal year to be 30 yen per share (including an interim dividend of 15 yen) based on continued implementation of the above-mentioned principles.

Furthermore, we plan to use retained earnings on effective investments to expand business through the opening of new stores, hiring and training staff, and revitalizing existing stores through refurbishments.

2.	Fundamental Attitudes on the Choice of Accounting Standards

For the time being, it is the policy of the Group to apply Japanese accounting standards based on considerations of the comparability of time periods used in consolidated financial statements, as well as comparability between group companies.

Note that we are keeping a close eye on trends in the use of International Financial Reporting Standards (IFRS) in Japan, and we have yet to decide on the use of these standards in the future.

3.	Consolidated Financial Statements and Key Notes

(1)	Consolidated Balance Sheet

	(Unit: Thousand Yen)
	Previous Fiscal Year (Ended December 31, 2017)	Current Fiscal Year (Ended December 31, 2018)
ASSETS
Current assets
Cash and deposits	4,395,447	6,732,918
Accounts receivable – trade	1,507,075	2,838,720
Products	258,732	456,780
Supplies	90,332	186,774
Accounts receivable	1,308,126	1,790,741
Deferred tax assets	57,945	105,158
Other	305,262	497,487
Allowance for doubtful accounts	(568)	(475)

Total current assets	7,922,354	12,608,105

Fixed assets
Property, Plant and Equipment
Buildings and structures	5,394,770	10,026,757
Accumulated depreciation	(1,105,744)	(1,726,570)

Buildings and structures (net)	4,289,025	8,300,186

Machinery, equipment and vehicles	750,320	1,080,186
Accumulated depreciation	(378,130)	(484,506)

Machinery, equipment and vehicles (net)	372,190	595,679

Tools, furniture and fixtures	660,097	919,603
Accumulated depreciation	(372,955)	(473,230)

Tools, furniture and fixtures (net)	287,142	446,373

Land	13,350	13,350
Construction in progress account	517,262	48,203

Total property, plant and equipment	5,478,971	9,403,793

Intangible assets	95,966	72,488
Investments and other assets
Investment securities	17,897	15,357
Long-term loans	8,698	15,661
Security deposits and guarantees	2,007,057	2,750,480
Deferred tax assets	124,407	243,032
Construction assistance funds	48,028	697,188
Other	106,827	198,098
Allowance for doubtful accounts	(11,573)	(11,188)

Total investments and other assets	2,301,344	3,908,630

Total fixed assets	7,876,282	13,384,912

Total assets	15,798,636	25,993,018

	(Unit: Thousand Yen)
	Previous Fiscal Year (Ended December 31, 2017)	Current Fiscal Year (Ended December 31, 2018)
LIABILITIES
Current liabilities
Accounts payable – trade	4,424,442	7,097,697
Current portion of long-term loans payable	1,091,898	2,270,134
Accounts payable	996,703	2,043,444
Income taxes payable	787,218	1,513,886
Deposits	711,855	1,445,936
Asset retirement obligations	12,521	513
Allowances for business structure improvements	—	331,585
Other	870,997	1,401,394

Total current liabilities	8,895,637	16,104,592

Non-current liabilities
Long-term loans payable	1,438,523	2,931,278
Guarantees received	718,435	1,363,861
Asset retirement obligations	302,486	644,090
Allowances for business structure improvements	—	1,187,460
Other	156,726	15,870

Total non-current liabilities	2,616,171	6,142,559

Total Liabilities	11,511,809	22,247,152

NET ASSETS
Shareholders’ equity
Capital stock	1,485,475	1,532,824
Additional paid-in capital	765,988	813,337
Retained earnings	1,952,970	1,210,009
Treasury stock	(129)	(129)

Total shareholders’ equity	4,204,304	3,556,042

Accumulated other comprehensive income
Other valuation differences on available-for-sale securities	1,152	(1,562)
Foreign currency translation adjustment	9,800	(11,764)

Accumulated other comprehensive income	10,953	(13,326)

Stock acquisition rights	71,569	203,149

Total net assets	4,286,827	3,745,865

Total liabilities and net assets	15,798,636	25,993,018

(2)	Consolidated Income Statement and Consolidated Comprehensive Income Statement

Consolidated Income Statement

	(Unit: Thousand Yen)
	Previous Fiscal Year (Jan 1, 2017 – Dec 31, 2017)	Current Fiscal Year (Jan 1, 2018 – Dec 31, 2018)
Net sales	36,229,913	63,509,733
Cost of sales	20,198,589	36,275,656

Gross profit from sales	16,031,323	27,234,076

Selling, general and administrative expenses
Wage allowances and bonuses	2,010,884	3,427,569
Misc. wages	3,478,449	6,220,684
Ground rent & leases	2,069,537	3,334,368
Carry-over of provisions for doubtful accounts	—	(477)
Other	6,173,938	10,388,712

Selling, general and administrative expenses – Total	13,732,808	23,370,857

Operating income	2,298,514	3,863,218

Non-operating revenue
Interest income	200	3,354
Dividend income	212	342
Sponsorship revenue	17,888	21,451
Gains from expired cards	26,433	34,401
Insurance benefits received	6,551	11,020
Other	12,438	23,932

Total non-operating revenue	63,726	94,503

Non-operating Expenses
Interest expenses	13,205	26,036
Stock issue expenses	777	7,978
Theft and losses	2,005	42
Funding procurement expenses	6,254	10,901
Cancellation losses on lease agreements	8,311	—
Cash excesses/shortages	4,662	9,637
Foreign exchange losses	2,609	17,797
Other	1,637	8,711

Total non-operating expenses	39,464	81,105

Ordinary income	2,322,776	3,876,615

Extraordinary income
Gain on sales of fixed assets	2,126	333,132
Gains on reversal of Stock acquisition rights	2,416	213

Total extraordinary income	4,542	333,346

Extraordinary losses
Loss on sales of fixed assets	—	115
Losses on retirement of fixed assets	15,894	3,360
Impairment losses	22,235	1,234,822
Allowances for business structure improvements	—	1,310,443

Total extraordinary losses	38,129	2,548,732

Net income before income taxes	2,289,189	1,661,229

Income taxes, community taxes and business taxes	996,133	1,947,670
Adjustments on income tax etc.	(39,451)	(164,639)

Total income tax etc.	956,682	1,783,031

Net income (loss) for the current period	1,332,507	(121,801)

Net income (loss) attributable to shareholders of the parent company	1,332,507	(121,801)

Consolidated Comprehensive Income Statement

	(Unit: Thousand Yen)
	Previous Fiscal Year (Jan 1, 2017 – Dec 31, 2017)	Current Fiscal Year (Jan 1, 2018 – Dec 31, 2018)
Net income (loss) for the current period	1,332,507	(121,801)
Other comprehensive income
Other valuation differences on available-for-sale securities	3,818	(2,715)
Foreign currency translation adjustment	617	(21,565)

Total other comprehensive income	4,435	(24,280)

Comprehensive income	1,336,943	(146,082)

(Break-down)
Comprehensive income attributable to shareholders of the parent company	1,336,943	(146,082)
Comprehensive income attributable to non-controlling interests	—	—

(3)	Consolidated Statement of Changes in Shareholder Equity, etc.

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

	(Unit: Thousand Yen)
	Shareholders’ equity
	Capital Stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of start of the fiscal year	1,281,981	562,494	920,483	(62)	2,764,896
Changes during the fiscal year
Issue of new stock	203,494	203,494			406,988
Dividends from surplus			(300,021)		(300,021)
Net income (loss) attributable to shareholders of the parent company			1,332,507		1,332,507
Acquisition of treasury stock				(66)	(66)
Net change during the fiscal year: other than shareholder equity
Changes during the fiscal year	203,494	203,494	1,032,486	(66)	1,439,408
Balance as of end of the fiscal year	1,485,475	765,988	1,952,970	(129)	4,204,304

	Accumulated other comprehensive income			Stock acquisition rights	Total net assets
	Other valuation differences on available-for-sale securities	Foreign currency translation adjustment	Accumulated other comprehensive income – total
Balance as of start of the fiscal year	(2,665)	9,183	6,517	6,166	2,777,580
Changes during the fiscal year
Issue of new stock					406,988
Dividends from surplus					(300,021)
Net income (loss) attributable to shareholders of the parent company					1,332,507
Acquisition of treasury stock					(66)
Net change during the current fiscal year: other than shareholder equity	3,818	617	4,435	65,403	69,839
Changes during current fiscal year	3,818	617	4,435	65,403	1,509,247
Balance as of end of the fiscal year	1,152	9,800	10,953	71,569	4,286,827

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

	(Unit: Thousand Yen)
	Shareholders’ equity
	Capital Stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of start of the fiscal year	1,485,475	765,988	1,952,970	(129)	4,204,304
Changes during the fiscal year
Issue of new stock	47,349	47,349			94,698
Dividends from surplus			(621,158)		(621,158)
Net income (loss) attributable to shareholders of the parent company			(121,801)		(121,801)
Acquisition of treasury stock					—
Net change during the fiscal year: other than shareholder equity
Changes during the fiscal year	47,349	47,349	(742,960)	—	(648,262)
Balance as of end of the fiscal year	1,532,824	813,337	1,210,011	(129)	3,556,043

	Accumulated other comprehensive income			Stock acquisition rights	Total net assets
	Other valuation differences on available-for-sale securities	Foreign currency translation adjustment	Accumulated other comprehensive income – total
Balance as of start of the fiscal year	1,152	9,800	10,953	71,569	4,286,827
Changes during the fiscal year
Issue of new stock					94,698
Dividends from surplus					(621,158)
Net income (loss) attributable to shareholders of the parent company					(121,801)
Acquisition of treasury stock
Net change during the fiscal year: other than shareholder equity	(2,715)	(21,565)	(24,280)	131,580	107,299
Changes during the fiscal year	(2,715)	(21,565)	(24,280)	131,580	(540,962)
Balance as of end of the fiscal year	(1,562)	(11,764)	(13,326)	203,149	3,745,865

(4)	Consolidated Statement of Cash flows

	(Unit: Thousand Yen)
	Previous Fiscal Year (Jan 1, 2017 – Dec 31, 2017)	Current Fiscal Year (Jan 1, 2018 – Dec 31, 2018)
Cash flows from operating activities
Income before income taxes	2,289,189	1,661,229
Depreciation & amortization expenses	619,229	1,270,971
Impairment losses	22,235	1,234,822
Amortization of long-term prepaid expenses	63,352	70,987
Increase (decrease) in allowance for doubtful accounts	—	(477)
Increase (decrease) in allowance for business structure improvements	—	1,310,433
Interest and dividend income	(413)	(3,696)
Interest expenses	13,205	26,036
Loss (gain) on sales of property, plant and equipment	(2,126)	(333,016)
Losses on retirement of property, plant and equipment	15,171	3,360
Gains on reversal of stock acquisition rights	(2,416)	(213)
Decrease (increase) in notes and accounts receivable-trade	(533,265)	(1,331,737)
Decrease (increase) in inventories	(171,892)	(294,532)
Decrease (increase) in accounts receivable-other	(679,222)	(470,221)
Increase (decrease) in notes and accounts payable-trade	1,891,870	2,673,402
Increase (decrease) in notes and accounts payable-other	339,589	421,502
Increase (decrease) in accrued expenses	331,062	403,009
Increase (decrease) in accrued consumption tax	46,490	230,656
Increase (decrease) in deposits	417,443	727,028
Other	62,519	113,223

Sub-total	4,722,024	7,712,769

Interest and dividends income received	413	536
Interest expenses paid	(13,535)	(27,408)
Insurance benefits received	—	40,458
Income taxes paid	(664,050)	(1,255,863)

Cash Flows from operating activities	4,044,852	6,470,491

Cash flows from investing activities
Purchase of property, plant and equipment	(2,669,380)	(5,958,449)
Proceeds from sales of property, plant and equipment	2,293	612,865
Purchase of intangible assets	(18,420)	(5,773)
Payment of long-term loans	(9,205)	(69,902)
Proceeds from the collection of long-term loans	5,787	107,281
Payment of security deposits and guarantees	(672,881)	(969,802)
Proceeds from the collection of security deposits and guarantees	25,481	204,677
Payment for return of deposit guarantees	(25,410)	(34,134)
Proceeds from the acceptance of deposit guarantees	253,864	683,960
Payment of construction assistance funds	(57,300)	(763,110)
Proceeds from the collection of construction assistance funds	875	20,801
Other	(71,653)	(129,863)

Cash flows from investing activities	(3,235,947)	(6,301,450)

Cash flows from financing activities
Net increase (decrease) in short-term loans payable	(45,000)	—
Proceeds from long-term loans payable	2,000,000	4,507,000
Repayment of long-term loans payable	(853,554)	(1,836,009)
Proceeds from the issue of shares	404,921	94,043
Dividends paid	(300,021)	(621,158)
Proceeds from the withdrawal of time deposits	—	30,695
Proceeds from the issue of stock acquisition rights	—	38,892
Other	(469)	(3,672)

Cash Flows from Financing Activities	1,205,876	2,209,790

Translation differences on cash and cash equivalents	6,115	(10,665)

Net increase (decrease) in cash and cash equivalents	2,020,897	2,368,165

Cash & cash equivalents as of fiscal year start	2,343,855	4,364,752

Cash & cash equivalents as of fiscal year end	4,364,752	6,732,918

(5)	Notes to Consolidated Financial Statements

Going-concern Assumptions

Nothing to report.

Key Matters Underlying the Preparation of Consolidated Financial Statements

1.	Matters related to the scope of consolidation

(1)	Number of consolidated subsidiaries: 1

(2)	Name of consolidated subsidiary: Kuni’s Corporation

2.	Matters related to the accounting year used by consolidated subsidiaries

The date used by the consolidated subsidiary for the settlement of accounts is the same as that used in the Group’s consolidated accounts.

3.	Matters related to accounting policies

(1)	Valuation Standards & Methods for Key Assets

1)	Marketable securities

Other marketable securities

Instruments with a market value

Market Value Method, based on market price as of the date used for the settlement of consolidated accounts (note that valuation differences are estimated using the Total Net Assets Methods; while cost of sales uses the Moving Average Method).

Instruments without a market value

Cost method that uses the Moving Average Method.

2)	Inventories

Products

We use the cost method determined by the Last Purchase Price Costing Method (First-In First-Out Method in some cases) (i.e. the method of writing down book value based on reductions in profitability for consolidated balance sheet values)

Supplies

We use the cost method determined by the Last Purchase Price Costing Method (i.e. the method of writing down book value based on reductions in profitability for consolidated balance sheet values)

(2)	Methods used to Depreciate Assets that are Significantly Depreciable

1)	Property, Plant and Equipment (not including lease assets)

Declining Balance Method

The number of useful years of service is generally as follows:

Buildings and structures: 2 – 18 years

Machinery, equipment and vehicles: 3 – 10 years

Tools, furniture and fixtures: 2 – 20 years

Note that overseas consolidated subsidiaries generally use the Straight Line Method.

2)	Intangible assets (not including lease assets)

Straight Line Method

Note that for the software the Company uses, we use the Straight Line Method based on the number of serviceable years it can be used in-house (5 years).

3)	Long-term prepaid expenses

Straight Line Method

(3)	Methods used to Process Key Deferred Assets

Stock issue expenses

We use a method that processes the full amount of expenses at the time of pay-out.

(4)	Accounting for Key Allowances

1)	Allowance for doubtful accounts

In order to prepare for losses from doubtful accounts receivable, we estimate the amount of un-collectibles using the loan/loss ratio for general receivables and the case-by-case potential for recovery for specific receivables such as those at risk of bad debt, with the respective amounts recorded in the accounts.

2)	Provision for bonuses

We record the amount expected to be paid out in employee bonuses.

Note that no provision for bonuses is recorded at the end of the fiscal year; this is because the payment periods for the summer and winter bonuses coincide with the first half and second half accounting periods.

3)	Allowances for business structure improvements

In regards to our consolidated subsidiary “kuni’s Corporation” we have recorded the amount of rental fees expected to be relinquished and real estate agent fees for the outstanding number of years remaining under the property lease agreement for stores scheduled for closure and unprofitable stores.

(5)	Key Hedge Accounting Methods

Hedge Accounting Methods

We use special processing treatment for those interest rate swaps that meet the requirements for such treatment.

(6)	Scope of Funds in the Consolidated Statement of Cash Flows

These funds are composed of cash at hand; deposits that can be withdrawn as required; and short term investments that mature within three months of their acquisition date, can be easily converted into cash, and only have a slight risk of price fluctuation.

(7)	Other Key Matters Underlying the Preparation of Consolidated Financial Statements

Accounting treatment of consumption taxes, etc.

The Net-of-Tax Method is used.

Changes in Presentation Methods

Consolidated Balance Sheet

“Construction Assistance Funds” were included in “Other Assets” under “Investments” in the previous fiscal year. However, these funds have increased in importance in terms of monetary amount and consequently are reported separately from the current fiscal year. In order to reflect this change in presentation method, we have reclassified the consolidated financial statements for the previous fiscal year.

Consolidated Income Statement

“Foreign Exchange Losses” were included in “Other” under “Non-operating Expenses” in the previous fiscal year. However, these now account for more than 10% of the total value of non-operating expenses and consequently are reported separately from the current fiscal year. In order to reflect this change in presentation method, we have reclassified the consolidated financial statements for the previous fiscal year.

Consolidated Cash Flow Statement

“Payment of Construction Assistance Funds” and “Proceeds from the Collection of Construction Assistance Funds” were included in “Other” under “Cash Flows from Investing Activities” in the previous fiscal year. However, these have increased in importance in terms of monetary amounts and consequently are reported separately from the current fiscal year. In order to reflect this change in presentation method, we have reclassified the consolidated financial statements for the previous fiscal year.

Changes in Accounting Methods

Application of “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions”

As it has become possible to apply the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (Practical Solution Report No. 36 – January 12, 2018; hereinafter referred to as “Practical Solution Report No. 36) after the publication date, we have done so; and we have decided to treat such transactions in line with the “Accounting Standards for Stock Options, etc.” (Corporate Accounting Standard No. 8 – December 27, 2005).

However, with regard to the application of Practical Solution Report No. 36, in accordance with the transitional treatment described in Item 10 (3) of Practical Solution Report No. 36, we have continued to use the accounting process that we had previously adopted with respect to any “transactions granting employees and others stock acquisition rights, which involve considerations, with vesting conditions” made prior to the effective date of Practical Solution Report No. 36.

This change has no effect on monetary values.

1.	An overview of stock acquisition rights, which involve considerations, with vesting conditions

(1)	Details of stock acquisition rights, which involve considerations, with vesting conditions

	June 27, 2013 Resolution of the Board of Directors on Stock Options	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options	June 14, 2016 Resolution of the Board of Directors on Stock Options
Category and number of persons granted options	Directors of the Company: 4	Directors of the Company: 5	Directors of the Company: 8	Directors of the Company: 9
	Auditors of the Company: 2	Auditors of the Company: 2	Auditors of the Company: 2	Auditors of the Company: 2
	Employees of the Company: 66	Employees of the Company: 91	Employees of the Company: 119	Employees of the Company: 119

Number of stock options granted by class of share (Note)1	Common Stock 547,800 shares	Common Stock 864,000 shares	Common Stock 533,000 shares	Common Stock 435,800 shares

Date granted	July 16, 2013	October 31, 2014	October 14, 2015	June 30, 2016

Vesting conditions	(Note) 2	(Note) 3	(Note) 4	(Note) 5

Qualifying service period	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.

Rights exercise period	Feb 17, 2014 – Feb 16, 2017	Apr 1, 2015 – Mar 31, 2018	Apr 1, 2016 – Apr 30, 2019	Apr 1, 2017 – Mar 31, 2020

(Note)	1.

Converted into the number of underlying shares. In addition, we have converted the number of shares to the number obtained after the following stock splits: (i) July 1, 2013: 1 share split into 100 shares; (ii) July 1, 2015: 1 share split into 3 shares; and (iii) September 1, 2017: 1 share split into 2 shares.

2.	(1)

The holders of stock acquisition rights may only exercise them if the audited Non-consolidated Income Statements (Consolidated Income Statements if consolidated financial statements are prepared) for FY 12/2013 – FY 12/2014 show a cumulative Operating Income (Consolidated Operating Income if consolidated financial statements are prepared) in excess of 267 million yen. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of reference items, the Board of Directors shall determine separate reference indicators.

(2)

Even if the exercise conditions listed in (1) above are satisfied, the holders of stock acquisition rights will not be able to exercise them if, in contrast with the 852 yen that was the closing price for ordinary trades of the Company’s common stock on the day prior to the Company’s Board of Directors’ resolution on the issue of the stock acquisition rights (hereinafter referred to as the “assumed stock price”), the closing price for ordinary trades of the Company’s common stock drops below the respective levels specified for each of the time periods described below (hereinafter referred to as the “level for determining conditions”; note that fractions less than 1 yen shall be rounded down) even once.

1)

From July 16, 2013 to February 14, 2014, the level for determining conditions shall be 50% of the assumed stock price, if the audited Non-consolidated Income Statement (Consolidated Income Statement if consolidated financial statements are prepared) for FY 12/2013 shows an Operating Income (Consolidated Operating Income if consolidated financial statements are prepared) in excess of 267 million yen.

2)

From July 16, 2013 to February 13, 2015 the level for determining conditions shall be 50% of the assumed stock price, if the audited Non-consolidated Income Statement (Consolidated Income Statements if consolidated financial statements are prepared) for FY 12/2013 – FY 12/2014 show a cumulative Operating Income (Consolidated Operating Income if consolidated financial statements are prepared) in excess of 267 million yen.

(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company.
(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s outstanding shares would exceed the number of authorized shares.
(6)	It is not possible to exercise less than one stock acquisition right.
3.	(1)

The holders of stock acquisition rights may only exercise them if the audited non-consolidated Income Statements (Consolidated Income Statements if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for FY 12/2014 – FY 12/2015 show a cumulative Operating Income in excess of 572 million yen. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference Operating Income, the Board of Directors shall determine separate reference indicators.

(2)

When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. a company with capital ties to the Company, such as a subsidiary, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.

(3)	Stock acquisition rights may not be exercised by an heir of the rights holder.
(4)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s outstanding shares would exceed the number of authorized shares.
(5)	It is not possible to exercise less than one stock acquisition right.
4.	(1)

The holders of stock acquisition rights may only exercise their allocated rights if the audited Consolidated Income Statement (Non-consolidated Income Statement if consolidated financial statements are not prepared) described in the Securities Report submitted by the Company for FY 12/2015 shows an Operating Income in excess of 754 million yen. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference Operating Income, the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.

(2)

Even if the conditions in (1) above are satisfied, the stock acquisition rights shall be invalidated if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days (not including days with no closing price) on the Tokyo Stock Exchange for ordinary trades of the Company’s common stock falls below the value obtained by multiplying the exercise price by 60% (with fractions of 1 yen rounded down).

(3)

When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.

(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s outstanding shares would exceed the number of authorized shares.
(6)	It is not possible to exercise less than one stock acquisition right.

5.	(1)

The holders of stock acquisition rights may only exercise them if the audited Non-consolidated Income Statement (Consolidated Income Statement if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for FY 12/2016 shows Net Sales over 23,200 million yen and also a cumulative Operating Income in excess of 1,031 million yen. In addition, if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference Net Sales, then the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.

(2)

Even if the conditions in (1) above are satisfied, the stock acquisition rights cannot be exercised if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days on the Tokyo Stock Exchange for ordinary trades of the Company’s common stock falls below the value obtained by multiplying the closing price on the business day prior to the resolution date of issuing the stock acquisition rights by 60% (with fractions of 1 yen rounded down).

(3)

When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.

(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s outstanding shares would exceed the number of authorized shares.
(6)	It is not possible to exercise less than one stock acquisition right.

(2)	Stock acquisition rights, which involve considerations, with vesting conditions – volume and changes

This covers those stock options in circulation during the current fiscal year, with the options translated into the number of underlying shares.

1)	Number of Stock Options

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Before vesting (shares)
As of previous fiscal year end	—	—
Granted	—	—
Annulled	—	—
Vested	—	—
Not vested (balance)	—	—
After vesting (shares)
As of previous fiscal year end	120,000	242,000
Vested	—	—
Rights exercised	112,200	85,800
Annulled	7,800	2,000
Not exercised (balance)	—	154,200

(Note)	The figures describe the number of shares as converted after the following stock splits: (i) July 1, 2015: 1 share split into 3 shares; and (ii) September 1, 2017: 1 share split into 2 shares.

2)	Unit price data

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Rights exercise price (yen)	465	488
Average share price at time of exercise (yen)	4,807.3	4,995.6

2.	Overview of the accounting treatment adopted

When stock acquisition rights are issued, the amount paid in connection with the issue is recorded as “Stock Acquisition Rights” in the Net Assets section. When the stock acquisition rights are exercised and new shares are issued, the amount paid in connection with the issue of the acquisition rights and the amount paid in connection with the exercise of those rights are transferred to “Capital Stock” and “Capital Reserves.”

Note that when stock acquisition rights are annulled, the amount equivalent to the annulment is treated as profit for the accounting period during which the annulment occurred.

Segment Information, etc.

Segment Information

1.	Overview of reporting segments

The Group’s reporting segments are those constituent units within the Group for which separate financial data is available, with such segments being subject to periodic review to allow the Board of Directors to allocate management resources and evaluate performance.

The Group operates a food service business that supplies and sells products in various stores.

Consequently, the Group consists of individual business segments based on the products offered in the stores and the services offered, with its four reporting segments being the “Pepper Lunch Business,” the “Restaurant Business,” the “Ikinari! Steak Business,” and the “Product Sales Business.”

The Pepper Lunch Business operates “Pepper Lunch,” specialty stores that offer steaks, hamburgers, and similar at a low price with quick service; “Pepper Lunch Diner,” which has incorporated the successful elements of Pepper Lunch; “92’s (Kuni),” which supplements steaks and hamburgers with a choice of side dishes and desserts; “Gyutan Sendai Natori,” which offers a line of tender beef dishes; “Tokyo Musashi (634) Burg,” a food court chain that has introduced the first salad bar system in Japan; and “Sumiyaki Hamburg Steak Kuni,” a food court chain.

In the Restaurant Business we operate “Sumiyaki Steak Kuni,” a cut-to-order steak house that slices steak the way customers like it, right in front of them; “Kodawari Tonkatu Katsukitei,” a specialty pork cutlet restaurant; and “Gyutan Sendai Natori,” which offers a specialty line of tender beef dishes.

The Ikinari! Steak Business operates “Ikinari! Steak” stand-and-eat restaurants, offering authentic, thick-cut steaks that are charcoal grilled.

The Product Sales Business receives royalty income from foodstuffs such as tonkatsu (pork cutlet) sauce, frozen Pepper rice, frozen hamburgers, dressings, and luxury hams, as well as from CPS (soup servers), the sale of Pitari chopsticks, and collaborative products, etc.

2.	Method used to calculate the amount of net sales, profit/loss, assets, liabilities, and other items for each reporting segment

The accounting methods used for reported business segments are largely the same as those described in “Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements.” The profit for reporting segments is based on operating income figures.

3.	Data on the amount of net sales, profit/loss, assets, liabilities, and other items for each reporting segment

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

	(Unit: Thousand Yen)
	Reporting segment				Total	Adjustments (Note 1) (Note 3)	Amount recorded in consolidated financial statements (Note 2)
	Pepper Lunch Business	Restaurant Business	Ikinari! Steak Business	Product Sales Business
Net sales
Net sales to external clients	7,066,294	2,080,486	27,005,657	77,475	36,229,913	—	36,229,913

Total	7,066,294	2,080,486	27,005,657	77,475	36,229,913	—	36,229,913

Segment income	1,326,184	158,816	2,514,719	4,334	4,004,055	(1,705,540)	2,298,514
Other items
Depreciation & amortization expenses	92,527	45,803	445,751	60	584,143	22,043	606,187

(Note)	1.	The adjustment to segment profit of (1,705,540,000) yen is treated as a corporate expense of the whole company and is not allocated to individual reporting segments. Corporate expenses are predominantly general administrative costs that are not attributable to the reporting segments.
	2.	Segment profits are adjusted with Operating Income on the Consolidated Income Statement.
	3.	The adjustment to Depreciation & Amortization Expenses of 22,043,000 yen relates to assets of the company as a whole and is not attributable to the reporting segments.
	4.	Segment assets are not listed as we do not allocate assets to reporting segments.

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

	(Unit: Thousand Yen)
	Reporting segment				Total	Adjustments (Note 1) (Note 3)	Amount recorded in consolidated financial statements (Note 2)
	Pepper Lunch Business	Restaurant Business	Ikinari! Steak Business	Product Sales Business
Net sales
Net sales to external clients	7,654,449	1,513,917	54,131,872	209,493	63,509,733	—	63,509,733

Total	7,654,449	1,513,917	54,131,872	209,493	63,509,733	—	63,509,733

Segment income	1,348,270	105,733	5,311,530	23,596	6,789,130	(2,925,912)	3,863,218
Other items
Depreciation & amortization expenses	83,039	24,769	1,050,812	28	1,158,650	111,944	1,270,594

(Note)	1.	The adjustment to segment profit of (2,925,912,000) yen is treated as a corporate expense of the whole company and is not allocated to individual reporting segments. Corporate expenses are predominantly general administrative costs that are not attributable to the reporting segments.
	2.	Segment profits are adjusted with Operating Income on the Consolidated Statement of Income.
	3.	The adjustment to Depreciation & Amortization Expenses of 111,944,000 yen relates to assets of the company as a whole and is not attributable to the reporting segments.
	4.	Segment assets are not listed as we do not allocate assets to reporting segments.

[Related Data]

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

1.	Data by product and service

The same information is included in the segment data and is therefore not described here.

2.	Data by geographical region

(1)	Net sales

More than 90% of Net Sales on the Consolidated Income Statement are made to external clients in Japan and are therefore not described here.

(2)	Property, plant and equipment

More than 90% of the figures for Property, Plant and Equipment on the Consolidated Balance Sheet are assets located in Japan and are therefore not described here.

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

1.	Data by product and service

The same information is included in the segment data and is therefore not described here.

2.	Data by geographical region

(1)	Net sales

More than 90% of Net Sales on the Consolidated Statement of Income are made to external clients in Japan and are therefore not described here.

(2)	Property, plant and equipment

More than 90% of the figures for Property, Plant and Equipment on the Consolidated Balance Sheet are assets located in Japan and are therefore not described here.

[Data on impairment losses for fixed assets for each reporting segment]

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

	(Unit: Thousand Yen)
	Pepper Lunch Business	Restaurant Business	Ikinari! Steak Business	Product Sales Business	Total	Amount recorded in consolidated financial statements
Impairment losses	—	—	22,235	—	22,235	22,235

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

	(Unit: Thousand Yen)
	Pepper Lunch Business	Restaurant Business	Ikinari! Steak Business	Product Sales Business	Total	Amount recorded in consolidated financial statements
Impairment losses	34,760	—	1,220,062	—	1,234,822	1,234,822

[Data on the amortization of goodwill and the unamortized balance for each reporting segment]

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

Nothing to report.

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

Nothing to report.

[Data on gains on negative goodwill for each reporting segment]

Previous fiscal year (Jan 1, 2017 – Dec 31, 2017)

Nothing to report.

Current fiscal year (Jan 1, 2018 – Dec 31, 2018)

Nothing to report.

Per Share Data

	Previous Fiscal Year (Jan 1, 2017 – Dec 31, 2017)	Current Fiscal Year (Jan 1, 2018 – Dec 31, 2018)
Net Assets per Share	204.43 yen	170.18 yen
Net earnings (loss) per share	66.13 yen	(5.87) yen
Diluted net earnings per share	62.32 yen	—

(Note)	1.	Effective September 1, 2017, there was a stock split, whereby one share of common stock was split into two shares. In line with this, we have calculated the figures for Net Assets per Share, Net Earnings (Losses) per Share, and Diluted Net Earnings per Share on the assumption that the stock split took place at the start of the previous fiscal year.
	2.	Diluted net EPS has not been stated for the fiscal year under review (consolidated basis) because, despite the fact that latent shares exist, there is a net loss per share.
	3.	The basis for the calculation of Net Assets per Share is as described below.

	Previous Fiscal Year (Ended December 31, 2017)	Current Fiscal Year (Ended December 31, 2018)
Total for the Net Assets section (thousand yen)	4,286,827	3,745,865
Amount deducted from the total for the Net Assets section (thousand yen)	71,569	203,149
(Of which stock subscription rights (thousand yen))	(71,569)	(203,149)
Net assets relating to common stock as of year-end	4,215,258	3,542,715
Number of common shares as of the year-end used to calculate the value of net assets per share	20,619,980	20,817,980

4.	The basis for the calculation of Net Earnings (Losses) per Share and Diluted Net Earnings per Share is as described below.

	Previous Fiscal Year (Jan 1, 2017 – Dec 31, 2017)	Current Fiscal Year (Jan 1, 2018 – Dec 31, 2018)
Net earnings (loss) per share
Net income (loss) attributable to shareholders of the parent company (thousand yen)	1,332,507	(121,801)
Amount not attributable to holders of common stock (thousand yen)	—	—
Net income (loss) attributable to shareholders of the parent company in connection with common stock	1,332,507	(121,801)
Average number of shares outstanding (shares)	20,148,700	20,754,843
Diluted net earnings per share
Net income adjustments attributable to shareholders of the parent company (thousand yen)	—	—
Increase in common stock (shares)	1,233,542	—
(Of which stock subscription rights (shares))	(1,233,542)	—
A summary of any latent stock not included in the calculation of Diluted Net Earnings per Share due to the fact that it had no dilutive effect	—	—

Significant Events Occurring After the Fact

Nothing to report.